steven w. schuster Partner Direct Phone: (212) 448-6216 Direct Fax: 1(800) 203-1556 E–Mail: sschuster@mclaughlinstern.com	McLaughlin & Stern, llp 260 Madison Avenue New York, New York 10016 (212) 448–1100 Fax (212) 448–0066	Millbrook Office Franklin Avenue P.O. Box 1369 Millbrook, New York 12545 (845) 677–5700 Fax (845) 677–0097

May 24, 2012

BY MAIL AND EDGAR TRANSMISSION

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	China YCT International Group, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2011 Filed September 9, 2011 File No. 000-53600

Dear Mr. Rosenberg:

On behalf of our client, China YCT International Group, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your telephone message, dated May 11, 2012, with respect to the Company’s Annual Report on Form 10K for the fiscal year ended March 31, 2011 filed on September 9, 2011 (File No. 000-53600) (the “10K”). References to page numbers in our responses refer to page numbers in the 10K. For your convenience, the Commission’s comments have been repeated herein in bold, with responses immediately following each of the Commission’s comments.

1.	We acknowledge your response to comment one, please include your amended 12/31/2011 Form 10-Q disclosure that quantifies the 15% probability of not needing the contingency of both October 21, 2011 and December 31, 2011. Also, please disclosure the factors you considered in making these assessments consistent with your response.

Response:

We will include disclosure in our amended 12/31/2011 Form 10-Q that quantifies the 15% probability of not meeting contingency of both October 21, 2011 and December 31, 2011 in note 11 – Derivative Liability (notes to the financial statements for the quarter ended December 31, 2011) as follows:

On February 28, 2011, the Company entered into a purchase agreement with L.Y. Research Corp., a New Jersey corporation (“LY Research”); and the purchase agreement was amended and restated on August 15, 2011 (the “Purchase Agreement”). Pursuant to the terms of the Purchase Agreement, the Company acquired a patent (the “LY Patent”) from L.Y. (HK) Biotech Limited, a wholly owned company by L.Y. Research corp., in exchange for 44,254,952 shares of common stock at the acquisition date. In addition, the Purchase Agreement provided that 11,063,968 shares of common stock will be issued to the seller upon the occurrence of the quotation of the Company’s common stock on the OTCQB or OTCBB; and 20,546,711 shares will be issued to the seller upon the receipt by the Company of a minimum of $20,000,000 in gross proceeds from a debt or equity financing, or a series of debt and/or equity financings (the “Financing”); or upon the quotation of its common stock on NASDAQ or a major stock exchange located outside of the United States (collectively, “Events”). On September 9, 2011, the Company’s stock became quoted on the OTCQB, therefore, 11,063,968 shares of common stock became issuable on September 9, 2011.

On October 21, 2011, the Purchase Agreement was further amended to state that if either of the Events should not occur within one year from October 21, 2011; the shares issued pursuant to the Purchase Agreement shall be returned to the Company and the LY Patent shall be returned to LY Research and the Purchase Agreement, as amended, shall be cancelled and of no further force or effect. Because the Company is required to acquire the issued shares by returning the US patent if the predetermined financing event is not met, the term meets the definition under the ASC 480-10-25-8, “Obligations to Repurchase Issuer’s Equity Shares by Transferring Assets”. Per ASC 480-10-25-8, the obligation to repurchase an issuer’s own shares by transferring asset should be recognized as a liability at inception.

In addition, because the acquisition is not a certain future event as of October 21, 2011 and December 31, 2011, the Company considers the contingent obligation to repurchase its own shares as a written put option. Per ASC 480-10-30-7, all financial instruments, recognized under the guidance in Section 480-10-25, other than certain physically settled forward purchase contracts, shall be measured initially at fair value.

The fair value of the obligation on October 21, 2011 should be the market price of the shares that the Company is obligated to repurchase if the financing fails to occur and weighted by the probability of the Company failing to meet the financing target of $20,000,000 or achieving the listing on NASDAQ or a major foreign stock exchange by October 21, 2012. On October 21, 2011, the Company had issued and was obligated to issue 55,318,920 common shares to Dr. Liu. Therefore, the number of potential shares we would need to repurchase was 55,318,920 on October 21, 2011 and December 31, 2011

Determination of the market price of the shares:

Per ASC 820-10-20 “Readily Determinable Fair Value”, “ The fair value of an equity security is readily determinable if sales prices or bid-and-asked quotations are currently available on a securities exchange registered with the U.S. Securities and Exchange Commission (SEC) or in the over-the-counter market, provided that those prices or quotations for the over-the-counter market are publicly reported by the National Association of Securities Dealers Automated Quotations systems or by Pink Sheets LLC. Restricted stock meets that definition if the restriction terminates within one year. ” Because the sales price of the Company’s common stock shares was currently available in the over-the-counter market, the fair value of the Company’s stock is readily determinable and is the sales price of the stock on October 21, 2011. Because the Company’s common stock was not traded on October 21, 2011 and December 31, 2011, the closest quotations were the prices on October 23, 2011, which was $0.40/per share and December 22, 2011, which was $0.40/per share as well. Therefore, the fair values per share for both dates were $0.40.

Determination of the probability of the Company failing to meet the predetermined event:

The Company determined that on October 21, 2011 and December 31, 2011, the chance that the final contingency would not be met, thereby triggering our obligation to repurchase those shares, was around 15%. Thus, the probability weighting that we assigned to the final contingency not being met and thereby triggering our obligation to repurchase those shares was 15% for the both dates.

Our estimate of the probability of the financial contingency not being met by October 21, 2011 and December 31, 2011 was based on the following considerations:

•	In early September 2011, our Director of the Company’s Investment Division came to the United States to meet with the placement agent that we had been working with since late 2010. Our placement agent advised us that they believed that they could complete the financing for $20 million based on the due diligence that had been done by the bankers since 2010, although they needed to complete their due diligence on the Company’s recent operations and to reach agreement on the valuation of the Company in light of current market conditions.

•	The placement agent was sufficiently positive about the Company that they renewed our engagement agreement on October 21, 2011. During the period from October 21, 2011 to December 31, 2011, we had extensive discussions with our placement agent for plans to engage KPMG or another advisor to develop a business plan and to engage an investment relations company. We thought that, with these efforts, we would be able to successfully complete the offering, although the offering is being done on a best efforts basis.

•	Our placement agent recommenced its due diligence in November 2011. Prior to December 31, 2011, the placement agent had not advised us of any items which could not be addressed and would lead us to believe that it was unlikely that the placement agent could complete the financing by October 2012.

We believed that we had a well-developed business model and our operations continued to be profitable during the global economic downturn and have continued to be profitable .. In addition, our financing target was only $20 million, which we determined with the placement agent to be the appropriate amount for the financing based on the Company’s capital requirements and the potential investors which the placement agent expected to approach.

Therefore, as of December 31, 2012, we were confident that we would be able to attract investors and achieve the $20,000,000 financing target. We used a low probability of 15% for failing to achieve the financing target by October 2012. For the period from October 21, 2011 to December 31, 2011, there were no events that decreased the probability of failing to reach the financing target. In this circumstance, we used the same probability of failing to achieve the financing as of October 21, 2011 and December 31, 2011.

Calculation of the derivative liability as of October 21, 2011 and December 31, 2011:

The fair value of the derivative obligation at October 21, 2011 and December 31, 2011 is calculated as followed:

$3,319,135 = 55,318,920 x $0.40/per share x 15%

2.	We acknowledge your response to previous comment three, please include your income tax note in your amended March 31, 2011 Form 10-K disclosure that clarifies why you did not record the U.S income taxes. To the extent that you do not record deferred taxes for temporarily deference’s related to investments in your Chinese corporations because you permanently reinvest these earning, please so state and disclose the amount of the associated deferred tax liability or provide a statement of determination why this amount is not impracticable. Please see ASC 740-10-25-3A and ASC 740-30-50-2C.

Response:

We will include the following disclosure in note 10 – Income Tax in the notes to the financial statements for the year ended March 31, 2011:

Note 11 – Income Tax:

China YCT International, Inc. is a holding company of Shandong Spring Pharmaceutical Co., Ltd and does not have any operating activities. Although the contract for the acquisition of the US patent dated February 28, 2011 and amended and restated on August 15, 2011 with L.Y. Research Corp; was executed by the holding company, in substance, the patent was acquired to be used by the Company’s operating entity in China. For the same reason, the amortization of the patent was a deduction to the Chinese operating entity’s tax liability. Therefore, the Company does not incur any US income tax liabilities.

Shandong Spring Pharmaceutical Co., Ltd is subject to the Enterprise income tax (“EIT”) at a statutory rate of 25%. For the years ended March 31, 2011 and 2010, Shandong Spring Pharmaceutical Co., Ltd. recorded Chinese income tax provisions of $3,410,265 and $3,216,742, respectively.

We will include the following disclosure in the Note 10 – Income Tax in the note to the financial statements for the quarter ended December 31, 2011:

Note 10 - Income Tax:

The expense associated with the recognition of a contingent obligation under ASC 480-10-25-8, is not tax deductible in China. Per ASC 740-10-25-3A, “An excess of the amount for financial reporting over the tax basis of an investment in a foreign subsidiary or a foreign corporate joint venture that is essentially permanent in duration. ” Therefore, the tax difference in the amount of $829,784 ($3,319,135 x 25% tax rate) caused by expense recognized at our book but not in the Chinese tax return at December 31, 2011 will be a permanent difference.

3.	Please file the appropriate amendment of your 3/31/11 Form 10-K and all three of your Form 10Q’s for fiscal 2012 please ensure that these amendments include all the updated disclosures in response to a previous comment.

Response:

We will file all the required amendments, which amendments will include the updated disclosure in response to previous comments. .

Thank you very much for your review. Should you have any questions regarding this letter, please feel free to contact the undersigned at (212) 448-6216.

Very truly yours,

/s/ Steven Schuster

Steven W. Schuster